SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN, LLP
919 THIRD AVENUE
NEW YORK, NEW YORK 10022-9998
(212) 758-9500


April 22, 1997

T. Rowe Price State Tax-Free Income Trust
100 East Pratt Street
Baltimore, Maryland 21202

Dear Sirs:

          T. Rowe Price State Tax-Free Income Trust (the
"Trust"), an unincorporated business trust organized under the laws of the Commonwealth of Massachusetts, is filing with the Securities and Exchange Commission (the "Commission") a Rule
24f-2 Notice (the "24f-2 Notice"), on behalf of New York Tax-Free Money Fund, New York Tax-Free Bond Fund, Maryland Tax-Free Bond Fund, Virginia Tax-Free Bond Fund, New Jersey Tax-Free Bond Fund, Maryland Short-Term Tax-Free Bond
 Fund,
Florida Insured Intermediate Tax-Free Fund, Georgia Tax-Free
Bond Fund, and Virginia Short-Term Tax-Free Bond Fund, containing the information contained in paragraph (b)(1) of Rule 24f-2 under the Investment Company Act of 1940, as amended (the "Rule"). The effect of the Rule 24f-2 Notice, when accompanied by the filing fee, if any, payable as prescribed by paragraph (c) of the Rule and by this opinion, will be to make definite in number the number of shares sold by the Trust during the fiscal year ended February 28, 1997 in reliance upon the Rule (the "Rule 24f-2 Shares").

          We have, as counsel to the Trust, participated in various proceedings relating to the Trust and to the Rule 24f-2 Shares. We have examined copies, either certified or otherwise proved to our satisfaction to be genuine, of its Master Trust Agreement and By-laws, as currently in effect, and a certificate dated April 2, 1997 issued by the Secretary of State of the Commonwealth of Massachusetts, certifying the existence and good standing of the Trust. We have also reviewed the form of the Rule 24f-2 Notice being filed by the Trust. We are generally familiar with the business affairs of the Trust.

          The Trust has advised us that the Rule 24f-2
Shares were sold in the manner contemplated by the prospectus of the Trust that was current and effective under the Securities Act of 1933 at the time of the sale, and that the Rule 24f-2 Shares were sold for a consideration not less than the net asset value thereof as required by the Investment Company Act of 1940, as amended.

          Based upon the foregoing, it is our opinion that:

1. The Trust has been duly organized and is legally existing under the laws of the Commonwealth of Massachusetts.

2. The Trust is authorized to issue and unlimited number of shares.

3. The Rule 24f-2 Shares were legally issued and are fully paid and non-assessable. However, we note that as set forth in the Registration Statement, the Trust's shareholders might, under certain circumstances, be liable for transactions effected by the Trust.

          We hereby consent to the filing of this opinion with the Commission together with the Rule 24f-2 Notice of the Trust, and to the filing of this opinion under the securities laws of any state.

          We are members of the Bar of the State of New York and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the United States of America and the State of New York. We note that we are not licensed to practice law in the Commonwealth of Massachusetts, and to the extent that any opinion herein involves the law of Massachusetts, such opinion should be understood to be based solely upon our review of the documents referred to above, the published statutes of that Commonwealth and, where applicable, published cases, rules and regulations of regulatory bodies of that Commonwealth.

Very truly yours,

/s/ Shereff, Friedman, Hoffman & Goodman, LLP
Shereff, Friedman, Hoffman & Goodman, LLP

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